UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

As previously disclosed by Compugen Ltd. (the “Company”), on October 31, 2022, the Company received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its ordinary shares (the “Shares”) failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Company was given a period of 180 calendar days, or until May 1, 2023, to regain compliance with the Minimum Bid Price Requirement.

In April 2023, the Company submitted an application to Nasdaq to transfer the listing of its Shares from The Nasdaq Global Market to The Nasdaq Capital Market (the “Transfer”). On May 2, 2023, the Nasdaq Listing Qualifications Department approved the Company’s request for the Transfer. The Transfer is expected to take effect at the opening of business on May 4, 2023. The Transfer is not expected to have any impact on trading in the Shares and the Shares will continue to trade uninterruptedly under the symbol “CGEN.” The Nasdaq Capital Market operates in substantially the same manner as The Nasdaq Global Market, and companies on The Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As a result of the expected Transfer, Nasdaq granted the Company a second period of 180 calendar days, or until October 30, 2023, to regain compliance with the Minimum Bid Price Requirement for continued listing. To regain compliance, the closing bid price of the Company’s Shares must be at least $1.00 for a minimum of 10 consecutive business days on or prior to October 30, 2023. Nasdaq’s determination to grant the additional 180-day compliance period was in part based on the Company meeting the continued listing requirements of The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and the Company having provided Nasdaq with written notice of its intention to cure the deficiency during the second compliance period, including effecting a reverse share split, if necessary.

The Company intends to continue to actively monitor its compliance with the Minimum Bid Price Requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, including the implementation of a reverse share split, if necessary.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File Nos. 333-240183 and 333-270985.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: May 3, 2023	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel